UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor

Montevideo, Uruguay, 11100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 20, 2026 titled “Arcos Dorados Reports First Quarter 2026 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Roman Ajzen
	Name:	Roman Ajzen
	Title:	Chief Legal Officer

Date: May 20, 2026

Item 1

Arcos Dorados First Quarter 2026 Results May 20, 2026

ARCOS DORADOS REPORTS FIRST QUARTER 2026 FINANCIAL RESULTS

•	Total revenue reached $1.2 billion in the first quarter, up 12.9% in US dollars versus the prior year.

•	Systemwide comparable sales rose 16.0% in the first quarter of 2026, supporting strong market share performance across the business.

•	Consolidated Adjusted EBITDA[1] in the first quarter was $118.0 million, up 29.3% versus the prior year period and the Company’s highest result for a first quarter.

•	Consolidated Adjusted EBITDA margin expanded 120 basis points year-over-year to 9.7%.

•	Consolidated Food & Paper costs as a percentage of revenue improved by about 60 basis points versus the prior year, led by a strong improvement in Brazil.

•	Net Income was $36.1 million in the quarter, or $0.17 per share, up from $0.07 per share last year.

•	Consolidated Net Income margin expanded 170 basis points year-over-year to 3.0%.

•	Adjusted Free Cash Flow[1] over the last twelve months reached $109.2 million, a significant improvement from $(3.1) million in the prior comparable period.

•	The Company opened 19 restaurants across the region in the quarter.

Montevideo, Uruguay, May 20, 2026 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America and the Caribbean’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited results for the three months ended March 31, 2026.

Message from Luis Raganato, Chief Executive Officer

Arcos Dorados has consistently added to its leading market share position and strengthened the McDonald’s Brand across our operating footprint over the last several years. In fact, taking 2019 as the base, through the end of 2025: total revenue grew almost 60%, Adjusted EBITDA nearly doubled and net income was up more than 2.5x, in US dollars. Our objective for the coming years is to build on this incredible foundation and continue to capitalize on the significant competitive advantages we built over the period.

With that context, 2026 is off to a good start. First quarter 2026 highlights included $1.2 billion in total revenue, the Company’s highest level for a first quarter, which was supported by 16% systemwide comparable sales growth. Increased guest volume in NOLAD and SLAD added to higher average checks in Brazil and SLAD to drive growth in the period. Similar to total revenue, we generated our highest Adjusted EBITDA for a first quarter, reaching $118 million thanks to strong topline growth and very solid margin expansion, especially in Brazil and SLAD.

We are pursuing strategies that capitalize on the Brand to monetize the significant market share advantage we hold in the region. Marketing campaigns focused on offering value platforms that appeal to lower income consumers and core menu items that drive Brand love as well as licenses and partnerships that keep McDonald’s culturally relevant. The Brand experience continued to expand beyond our restaurants, bolstered by the region’s most extensive digital platform and Loyalty Program.

During the quarter, we added 19 new restaurants to our footprint and are already seeing opening costs per unit coming down thanks to more efficient capital deployment. Finally, 75% of our restaurants now offer guests the most modern experience available in the region’s quick service restaurant industry.

1 For definitions, please refer to pages 7 and 8 of this document.

AD Holdings Inc. – Consolidated Key Financial Results

Figure 1

(In millions of U.S. dollars, except as noted)

	1Q25 (a)	Currency Translation (b)	Constant Currency Growth (c)	1Q26 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,439			2,536

Sales by Company-operated Restaurants	1,027.5	(67.3)	200.2	1,160.4	12.9%	19.5%
Revenues from franchised Restaurants	49.1	(3.7)	10.2	55.5	13.2%	20.8%
Total Revenues	1,076.6	(71.0)	210.4	1,216.0	12.9%	19.5%
Systemwide Comparable Sales						16.0%
Adjusted EBITDA	91.3	(4.3)	31.0	118.0	29.3%	34.0%
Adjusted EBITDA Margin	8.5%			9.7%	1.2 p.p.
Net income attributable to AD	13.9	5.9	16.3	36.1	159.4%	117.1%
Net income attributable to AD Margin	1.3%			3.0%	1.7 p.p.
No. of shares outstanding (thousands)	210,663			210,663
EPS (US$/Share)	0.07			0.17

Arcos Dorados’ total revenues reached $1.2 billion, up 12.9% in US dollars versus the prior year quarter. The Company’s systemwide comparable sales rose 16.0% in the quarter, underpinned by positive guest traffic trends in SLAD and NOLAD, together with average check growth in Brazil and SLAD.

Digital channel sales rose about 21% in the period and represented 64% of the first quarter’s systemwide sales. Performance remained notably strong in Self-order kiosk, Delivery and Loyalty sales versus the prior year. Self-order kiosk sales growth was helped by the increasingly modernized restaurant base. Delivery sales were helped by new partnerships in Brazil and expanding penetration in NOLAD and SLAD, where a growing number of consumers are discovering the convenience and value of the service.

The Company’s Loyalty Program is available in all main markets and grew to 30.4 million registered members as of the end of the quarter. Enrollment and engagement has grown consistently since the Program’s launch, leading to more personalized marketing capabilities and a notable increase in both usage and frequency among members.

Marketing campaigns during the quarter spanned core menu, affordability, and partnerships. In Brazil, for example, initiatives included the introduction of Best Burger, limited time offers through Economéqui and the first promotions associated with the FIFA World Cup. In NOLAD, Mexico continued to leverage affordability platforms and localized menu offerings while Panama and Costa Rica captured early results from initiatives designed to rebalance average check and guest traffic growth in those markets. Menu innovation was a key growth driver in SLAD, with food news across the beef, chicken and dessert categories. All divisions benefited from popular licenses such as Friends and Super Mario Galaxy, appealing to both kids and adults. Finally, the Brand’s cultural relevance was reinforced in Brazil, Argentina, Chile, and Colombia through music, a key consumer passion point, at the local Lollapalooza and Estéreo Picnic festivals.

Consolidated Adjusted EBITDA margin was 9.7%, up 120 basis points versus the prior year period, driven by lower Food & Paper costs and G&A expenses as a percentage of revenue as well as gains from restaurant transactions in NOLAD and SLAD. Food & Paper contributed 60 basis points to the consolidated margin gain, led by a significant improvement in Brazil as well as better results in SLAD.

Net income margin attributable to the Company was 3.0%, or 170 basis points higher versus the first quarter of 2025. The year-over-year improvement was driven by a higher Adjusted EBITDA margin, along with favorable impacts on net interest expenses and other financing results, gain from derivative instruments and foreign currency exchange results. These positive effects more than offset higher income tax expense and depreciation.

Arcos Dorados recorded earnings of $0.17 per share in the first quarter of 2026 compared to $0.07 per share in the prior year period. Total weighted average shares were 210,663,057 in both periods.

Notable Items

Included in Adjusted EBITDA: The result in the first quarter of 2026 included $5.8 million related to restaurant transactions with sub-franchisees in NOLAD and SLAD.

Excluded from Adjusted EBITDA: The result in the first quarter of 2026 excludes $1.7 million related to the reorganization and optimization plan, which was implemented in the fourth quarter of 2025 and finalized in the first quarter of 2026.

New Unit Development: Total and by Format[1]

Figure 2

	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025
Brazil	1,241	1,230	1,202	1,191	1,179
NOLAD	670	669	666	658	657
SLAD	625	621	611	608	603
TOTAL	2,536	2,520	2,479	2,457	2,439

1end of period, including company operated and franchised restaurants

Figure 3

As of Mar.31, 2026	Store Format*			Total Restaurants	Ownership		McCafes	Dessert Centers
	FS	IS	MS & FC		Company Operated	Franchised
Brazil	684	90	467	1,241	769	472	214	2,019
NOLAD	427	48	195	670	536	134	20	524
SLAD	286	124	215	625	518	107	248	740
TOTAL	1,397	262	877	2,536	1,823	713	482	3,283

*FS: Free-Standing; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 19 restaurants in the first quarter of 2026, including 13 freestanding units. As of the end of March 2026, 75% of its systemwide restaurant portfolio offers the most modernized restaurant experience in the Latin American and Caribbean QSR industry.

Consolidated Debt and Financial Ratios

Figure 4

(In thousands of U.S. dollars, except ratios)

	March 31,	December 31,
	2026	2025
Total Cash & cash equivalents (i)	266,165	422,347
Total Financial Debt (ii)	975,106	1,101,739
Net Financial Debt (iii)	708,941	679,392
LTM Adjusted EBITDA	601,939	575,209
Total Financial Debt / LTM Adjusted EBITDA ratio	1.6	1.9
Net Financial Debt / LTM Adjusted EBITDA ratio	1.2	1.2
LTM Net income attributable to AD	234,327	212,116
Total Financial Debt / LTM Net income attributable to AD ratio	4.2	5.2
Net Financial Debt / LTM Net income attributable to AD ratio	3.0	3.2

(i)	Total cash & cash equivalents include short-term investment.

(ii)	Total financial debt includes long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $70.4 million and $78.7 million as a reduction of financial debt as of March 31, 2026 and December 31, 2025, respectively).

(iii)	Net financial debt equals total financial debt less total cash & cash equivalents.

In March, the Company completed the liability management transaction it began implementing during the fourth quarter of 2025. The resulting net leverage ratio at the end of the first quarter of 2026 was unchanged compared with year-end 2025.

Adjusted Free Cash Flow

For the last twelve months ended March 31, 2026, the Company generated Adjusted Free Cash Flow of $109.2 million, compared to $(3.1) million in the prior comparable period.

Recent Developments

2026 Annual General Shareholders Meeting

The Company held its Annual General Shareholders’ Meeting in Montevideo, Uruguay on April 10, 2026. At the meeting, all the proposals were approved by the required majority of shareholders.

2029 Senior Notes – the Sustainability-Linked Bond

The Company achieved its Sustainability Performance Targets related to greenhouse gas (GHG) emissions as defined in the Framework of its 2029 Senior Notes. Based on its audited 2025 metrics, Arcos Dorados reduced its absolute Scope 1 and Scope 2 GHG emissions by 26.5% versus the 2021 baseline (Sustainability Performance Target 1: 15% reduction). Additionally, the Company reduced the intensity of its Scope 3 GHG emissions by 16.1% versus the 2021 baseline (Sustainability Performance Target 2: 10% reduction).

2025 Social Impact and Sustainable Development Report

In the coming weeks, Arcos Dorados will publish its 2025 Social Impact and Sustainable Development Report. The report will include information audited by EY and will provide an update on the progress related to initiatives and the implementation of the six pillars of the Company’s “Recipe for the Future” platform, as well as detailed information and key initiatives supporting the results of the Sustainability-Linked Bond target achievement. The full report will be available for download at www.recipeforthefuture.com.

2026 Arcos Dorados Investor Day

The Company is planning to hold an Investor Day on the morning of October 1, 2026, in New York City. More information on registration and in-person participation in the event will be made available in the coming weeks.

First Quarter 2026 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, May 20, 2026, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link: Arcos Dorados First Quarter 2026 Earnings Webcast.

A replay of the webcast will be available later today in the investor section of the Company’s website: https://ir.arcosdorados.com/.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

Follow us on:

Definitions

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), management analyzes business trends using a variety of performance, financial and liquidity measures, which are considered non-GAAP. This press release and the accompanying tables use the following non-GAAP measures: Adjusted EBITDA, Adjusted net cash provided by operating activities, Adjusted Free Cash Flow, Constant Currency basis, Systemwide sales, and Systemwide comparable sales growth.

Adjusted EBITDA: Management uses Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as the Company’s operating income plus depreciation and amortization plus/minus the following losses/gains: gains from sale or insurance recovery of property and equipment, write-offs of long-lived assets, impairment of long-lived assets, and reorganization and optimization plan expenses.

Management believes Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financing results), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figure 5 of this earnings release includes a reconciliation of Adjusted EBITDA to Net income attributable to Arcos Dorados. For more information, please see the Adjusted EBITDA reconciliation in Note 8 – Segment and geographic information – of our financial statements filed today with the Securities and Exchange Commission (the “SEC”) on Form 6-K.

Adjusted net cash provided by operating activities and Adjusted Free Cash Flow: Management uses Adjusted net cash provided by operating activities and Adjusted Free Cash Flow as supplemental measure to facilitate the analysis of the Company’s cash generation performance and liquidity from period to period.

Adjusted net cash provided by operating activities is defined as net cash provided by (used in) operating activities plus interest paid less interest collected. Adjusted Free Cash Flow is defined as Adjusted net cash provided by operating activities less property and equipment expenditures, and purchases of restaurant businesses paid at acquisition date plus proceeds from sales of property and equipment, restaurant businesses and related advances.

Management believes Adjusted net cash provided by operating activities and Adjusted Free Cash Flow provide useful information to investors, when considered together with GAAP measures, in evaluating the Company’s ability to generate cash to fund capital expenditures and financing activities. Management evaluates these measures prior to investing and financing decisions.

Adjusted net cash provided by operating activities and Adjusted Free Cash Flow are non-GAAP financial measures and should not be considered as an alternative to net cash provided by operating activities or any other measure of financial performance or liquidity prepared in accordance with GAAP. These non-GAAP financial measures are not defined in the same manner by all companies and may not be comparable to similarly titled measures used by other companies. A reconciliation of Adjusted Free Cash Flow to net cash provided by operating activities is included in Figure 11 of this earnings release.

Constant Currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories:

•	Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which the Company conducts its business against the US dollar (the currency in which the Company’s financial statements are prepared).

•	Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation. The Company also calculates variations as a percentage in constant currency, which are also considered to be non-GAAP measures, to provide a more meaningful analysis of its business by identifying the underlying business trends, without distortion from the effect of foreign currency fluctuations.

Systemwide sales: Systemwide sales represent measures for both Company-operated and sub-franchised restaurants. While sales by sub-franchisees are not recorded as revenues by the Company, management believes the information is important in understanding its financial performance because these sales are the basis on which it calculates and records sub-franchised restaurant revenues and are indicative of the financial health of its sub-franchisee base.

Systemwide comparable sales growth: this non-GAAP measure, refers to the change, on a constant currency basis, in Company-operated and sub-franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis) including those temporarily closed. Management believes it is a key performance indicator used within the retail industry and is indicative of the success of the Company’s initiatives as well as local economic, competitive and consumer trends. Sales by sub-franchisees are not recorded as revenues by the Company.

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 21 Latin American and Caribbean countries and territories with more than 2,500 restaurants, operated by the Company or by its sub-franchisees, that together employ more than 100 thousand people (as of 03/31/2026). The Company is also committed to the development of the communities in which it operates, to providing young people their first formal job opportunities and to utilize its Recipe for the Future to achieve a positive environmental impact. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: https://ir.arcosdorados.com/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its expectation for revenue generation and its outlook and guidance for 2026. These statements are subject to the general risks inherent in Arcos Dorados' business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados' business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. Certain trademarks and characters referenced herein are the property of their respective owners and are used under license.

First Quarter 2026 Consolidated Results

Figure 5

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended
	March 31,
	2026	2025
REVENUES
Sales by Company-operated restaurants	1,160,416	1,027,531
Revenues from franchised restaurants	55,547	49,061
Total Revenues	1,215,963	1,076,592
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(406,999)	(366,612)
Payroll and employee benefits	(226,349)	(197,749)
Occupancy and other operating expenses	(353,877)	(308,065)
Royalty fees	(70,855)	(63,411)
Franchised restaurants - occupancy expenses	(24,257)	(21,044)
General and administrative expenses	(76,749)	(73,325)
Other operating income (expense), net	5,887	(1,239)
Total operating costs and expenses	(1,153,199)	(1,031,445)
Operating income	62,764	45,147
Net interest expense and other financing results	(14,258)	(16,592)
Gain from derivative instruments	4,369	110
Foreign currency exchange results	7,187	(1,961)
Other non-operating expenses, net	(16)	(122)
Income before income taxes	60,046	26,582
Income tax expense, net	(23,815)	(12,505)
Net income	36,231	14,077
Net income attributable to non-controlling interests	(90)	(147)
Net income attributable to Arcos Dorados Holdings Inc.	36,141	13,930
Net income attributable to Arcos Dorados Holdings Inc. Margin as % of total revenues	3.0%	1.3%
Earnings per share information ($ per share):
Basic net income per common share	$ 0.17	$ 0.07
Weighted-average number of common shares outstanding-Basic	210,663,057	210,663,057
Adjusted EBITDA Reconciliation
Net income attributable to Arcos Dorados Holdings Inc.	36,141	13,930
Net income attributable to non-controlling interests	90	147
Income tax expense, net	23,815	12,505
Other non-operating expenses, net	16	122
Foreign currency exchange results	(7,187)	1,961
Gain from derivative instruments	(4,369)	(110)
Net interest expense and other financing results	14,258	16,592
Depreciation and amortization	54,261	46,295
Operating charges excluded from EBITDA computation	984	(163)
Adjusted EBITDA	118,009	91,279
Adjusted EBITDA Margin as % of total revenues	9.7%	8.5%

First Quarter 2026 Results by Division and Average Exchange Rates per Quarter

Figure 6

(In thousands of U.S. dollars)

	For Three-Months ended		as	Constant
	March 31,		reported	Currency
	2026	2025	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	471,495	400,302	17.8%	5.8%
NOLAD	322,553	281,700	14.5%	6.2%
SLAD	421,915	394,590	6.9%	43.0%
TOTAL	1,215,963	1,076,592	12.9%	19.5%

Operating Income (loss)
Brazil	38,310	32,978	16.2%	4.3%
NOLAD	15,160	12,859	17.9%	10.5%
SLAD	34,097	25,069	36.0%	86.8%
Corporate and Other	(24,803)	(25,759)	3.7%	-8.2%
TOTAL	62,764	45,147	39.0%	49.6%

Adjusted EBITDA
Brazil	59,944	49,569	20.9%	8.6%
NOLAD	31,702	26,240	20.8%	12.1%
SLAD	49,403	39,060	26.5%	65.6%
Corporate and Other	(23,040)	(23,590)	2.3%	-8.5%
TOTAL	118,009	91,279	29.3%	34.0%

Figure 7

Systemwide Comparable Sales Growth	For Three-Months ended
	March 31,
	2026	2025
Brazil	0.5%	2.9%
NOLAD	1.6%	-1.6%
SLAD	47.7%	38.7%
TOTAL	16.0%	11.1%

Figure 8

Period average Local currency per US$	Brazil	Mexico	Argentina
1Q26	5.26	17.57	1,418
1Q25	5.86	20.43	1,055

Summarized Consolidated Balance Sheet

Figure 9

(In thousands of U.S. dollars)

	March 31,	December 31,
	2026	2025
ASSETS
Current assets
Cash and cash equivalents	255,630	373,438
Short-term investments	10,535	48,909
Accounts and notes receivable, net	159,676	164,482
Other current assets (1)	256,688	254,764
Derivative instruments	11,544	10,365
Total current assets	694,073	851,958
Non-current assets
Property and equipment, net	1,322,688	1,308,732
Net intangible assets and goodwill	158,649	148,950
Deferred income taxes	114,077	104,250
Derivative instruments	58,829	68,339
Equity method investments	15,913	16,033
Leases right of use asset	1,185,573	1,133,551
Other non-current assets (2)	268,915	254,031
Total non-current assets	3,124,644	3,033,886
Total assets	3,818,717	3,885,844
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	327,587	356,606
Taxes payable (3)	123,717	143,922
Accrued payroll and other liabilities	204,399	145,460
Royalties payable to McDonald’s Corporation	30,120	34,099
Provision for contingencies	1,457	1,455
Interest payable	14,566	18,915
Financial debt (4)	53,134	21,442
Operating lease liabilities	109,475	106,836
Total current liabilities	864,455	828,735
Non-current liabilities
Accrued payroll and other liabilities	95,307	91,801
Provision for contingencies	55,521	49,399
Financial debt (5)	977,779	1,140,086
Deferred income taxes	2,888	2,757
Operating lease liabilities	1,045,624	1,000,927
Total non-current liabilities	2,177,119	2,284,970
Total liabilities	3,041,574	3,113,705
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	803,101	825,946
Accumulated other comprehensive loss	(539,845)	(567,630)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	775,430	770,490
Non-controlling interest in subsidiaries	1,713	1,649
Total equity	777,143	772,139
Total liabilities and equity	3,818,717	3,885,844

(1)	Includes "Other receivables", "Inventories" and "Prepaid expenses and other current assets”.

(2)	Includes "Miscellaneous" and "Collateral deposits".

(3)	Includes "Income taxes payable" and "Other taxes payable".

(4)	Includes “Current portion of long-term debt" and "Derivative instruments”.

(5)	Includes "Long-term debt, excluding current portion" and "Derivative instruments".

Condensed Consolidated Statements of Cash Flows

Figure 10

(In thousands of U.S. dollars)

	For Three-Months ended
	March 31,
	2026	2025
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	36,141	13,930
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	54,261	46,295
Gain on restaurant transactions	(5,830)	—
Foreign currency exchange results	320	5,536
Gain from derivative instruments	(4,369)	(110)
Others, net	4,394	(9,787)
Changes in assets and liabilities	(66,791)	(69,300)
Net cash provided by (used in) operating activities	18,126	(13,436)
Investing activities
Property and equipment expenditures	(36,829)	(48,810)
Purchases of restaurant businesses paid at acquisition date	(3,500)	—
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,418	68
Proceeds from short-term investments	39,899	—
Acquisition of short and long term investments	(1,380)	(86,700)
Other investing activity	(362)	(254)
Net cash provided by (used in) investing activities	246	(135,696)
Financing activities
Issuance of 2032 Senior Notes	—	597,498
Cash Tender of 2029 and 2027 Senior Notes	(139,240)	(136,145)
Payment of short-term debt	—	(34,493)
Payments for debt issue costs	—	(6,158)
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	—	(12,640)
Short and long term borrowings	—	11,303
Proceeds related to sales of restaurant businesses	3,271	—
Other financing activities	(1,146)	(690)
Net cash (used in) provided by financing activities	(137,115)	418,675
Effect of exchange rate changes on cash and cash equivalents	935	(1)
(Decrease) increase in cash and cash equivalents	(117,808)	269,542
Cash and cash equivalents at the beginning of the year	373,438	135,064
Cash and cash equivalents at the end of the period	255,630	404,606

Adjusted Free Cash Flow

Figure 11

(In thousands of U.S. dollars)

	LTM ended
	Mar 31,
	2026	2025
Net cash provided by operating activities	327,906	262,799
Interest paid	76,452	55,358
Interest collected	(20,182)	(11,072)
Adjusted net cash provided by operating activities	384,176	307,085
Property and equipment expenditures	(269,369)	(315,232)
Purchases of restaurant business paid at acquisition date	(10,557)	(1,060)
Proceeds from sales of property and equipment, restaurant businesses and related advances	4,919	6,091
Adjusted free cash flow	109,169	(3,116)

Thank you!